UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 1, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___               Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                                 No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 1 October 2020 entitled ‘VODAFONE ANNOUNCES EXECUTIVE COMMITTEE CHANGE’.

RNS Number: 6837A

Vodafone Group Plc

01 October 2020

1 October 2020

VODAFONE ANNOUNCES EXECUTIVE COMMITTEE CHANGE

Vodafone announced today that Antonio Coimbra will step down from his current executive role as CEO of Vodafone Spain effective 1 November. On the same day, he will be appointed as Non-Executive Chairman of Vodafone Spain.

Antonio has been with Vodafone for 28 years including the last eight years as CEO of Spain. During a critical period for the Spanish telecommunications sector and under Antonio’s leadership, Vodafone Spain became a fully converged operator whilst driving market leading digital services. Prior to his role in Spain, Antonio was CEO of Vodafone Portugal and he has held various senior roles over his twenty year career with Vodafone Portugal.

On 1 November Colman Deegan will become the new CEO of Vodafone Spain and will join the Vodafone Group Executive Committee. He joined Vodafone in 1998 and has held senior roles in group Finance & M&A as well as CFO roles in Vodafone India and Vodafone Italy. In 2016 he became CEO of Vodafone Turkey driving the growth and transformation of the company through digitalization.

“I want to thank Antonio for his contribution to Vodafone over the last 28 years particularly in his country CEO roles and as a key member of the group executive team. I am also pleased that he will continue as Non-Executive Chairman of Vodafone Spain,” said Nick Read, CEO Vodafone Group. “I want to welcome Colman, an experienced Vodafone executive, to the role of CEO of Vodafone Spain and to join the Vodafone Group Executive Committee.”

- ends - For further information: Vodafone Group
Investor Relations	Media Relations
IR@vodafone.co.uk	GroupMedia@vodafone.com
Investors.vodafone.com	Vodafone.com/media/contact
Registered Office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading technology communications company keeping society connected and building a digital future for everyone.

Vodafone is focused on two scaled and differentiated regional platforms in Europe and Africa. We operate mobile and fixed networks in 22 countries and partner with mobile networks in 48 more. As at 30 June 2020 we had over 300m mobile customers, more than 27m fixed broadband customers and over 22m TV customers.

We connect for a better future. We are optimistic about how technology and connectivity can enhance the future and improve people’s lives. Through our business, we aim to build a digital society that enhances socio-economic progress, embraces everyone and does not come at the cost of our planet. That is why we have committed to improve one billion lives and halve our environmental impact by 2025.

For more information, please visit: www.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 1, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary